                                                                       EXHIBIT 1

                                    [GRAPHIC]

                        GEAC COMPUTER CORPORATION LIMITED

                      NOTICE AND MANAGEMENT PROXY CIRCULAR
                         FOR THE 2003 ANNUAL AND SPECIAL
                             MEETING OF SHAREHOLDERS

                                  TO BE HELD AT
                       The Design Exchange, Trading Floor
                     234 Bay Street, Toronto-Dominion Centre
                                Toronto, Ontario
                          Wednesday, September 10, 2003
                            10:00 a.m. (Toronto Time)

                                    [GRAPHIC]

                        GEAC COMPUTER CORPORATION LIMITED

                        NOTICE OF THE ANNUAL AND SPECIAL
                       MEETING OF SHAREHOLDERS TO BE HELD
                          WEDNESDAY, SEPTEMBER 10, 2003

         Notice is hereby given that the Annual and Special Meeting of Shareholders of Geac Computer Corporation Limited (the "Corporation") will be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto-Dominion Centre, Toronto, Ontario, on Wednesday, September 10, 2003, at 10:00 a.m. (Toronto time) (the "Meeting") for the following purposes:

         1. to receive the annual report of the Corporation, which contains the audited comparative consolidated financial statements of the Corporation as at and for the fiscal year ended April 30, 2003, and the report of the auditors thereon;

         2.       to elect the Directors of the Corporation;

         3. to appoint auditors of the Corporation and to authorize the Board of Directors to fix the auditors' remuneration;

         4. to consider and, if thought advisable, to pass, with or without variation, a resolution (the full text of which is reproduced as Schedule A to the accompanying Management Proxy Circular) approving a new 2003 Employee Stock Purchase Plan to replace the Corporation's existing employee stock purchase plan;

         5. to consider and, if thought advisable, to pass, with or without variation, a resolution (the full text of which is reproduced as Schedule B to the accompanying Management Proxy Circular) approving the reconfirmation and amendment of the Corporation's Shareholder Protection Rights Plan;

         6. to consider and, if thought advisable, to pass, with or without variation, a special resolution (the full text of which is reproduced as Schedule C to the accompanying Management Proxy Circular) authorizing the Corporation to amend its articles to change the Corporation's name to "Geac Inc."; and

         7. to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

         The specific details of the foregoing matters to be put before the Meeting or any adjournment thereof are set forth in the Management Proxy Circular accompanying this Notice of Meeting.

         Shareholders are invited to attend the Meeting. Registered shareholders who are unable to be present in person at the Meeting are requested to complete, date and sign the enclosed form of proxy and return it in the enclosed envelope or otherwise to the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number 416.263.9524 or toll-free fax number 1.866.249.7775. Non-registered shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy in accordance with the instructions provided by their broker or intermediary. To be effective, a proxy must be received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof (the "Deposit Deadline"). The Corporation may waive compliance with the preceding sentence and accept proxies deposited after the Deposit Deadline but before the commencement of the Meeting or any adjournment thereof.

Dated at Toronto, Ontario, as of the 1st day of August, 2003.

                                             By Order of the Board of Directors

                                             [GRAPHIC]

                                             Craig C. Thorburn
                                             Corporate Secretary

                                TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     ----
GENERAL PROXY INFORMATION                                                                                              1
Solicitation of Proxies                                                                                                1
Appointment of Proxyholder                                                                                             1
Revocation of Proxy                                                                                                    1
Voting of Proxies                                                                                                      2
Voting Shares and Record Date                                                                                          2
Principal Shareholders                                                                                                 2
Questions and Further Assistance                                                                                       2
1.  ELECTION OF DIRECTORS                                                                                              3
   Thomas I. A. Allen, Q.C.                                                                                            4
   David Friend                                                                                                        4
   C. Kent Jespersen                                                                                                   4
   Charles S. Jones                                                                                                    4
   Pierre MacDonald                                                                                                    4
   Michael D. Marvin                                                                                                   5
   William G. Nelson                                                                                                   5
   Robert L. Sillcox                                                                                                   5
2.  APPOINTMENT OF AUDITORS                                                                                            5
3.  APPROVAL OF NEW 2003 EMPLOYEE STOCK PURCHASE PLAN                                                                  6
   Background                                                                                                          6
   Summary of Changes between Old ESPP and New ESPP                                                                    6
   Approval                                                                                                            7
4.  APPROVAL OF THE CONTINUATION OF THE SHAREHOLDER PROTECTION RIGHTS PLAN
   AND THE AMENDED AND RESTATED SHAREHOLDER PROTECTION RIGHTS PLAN                                                     7
   Background                                                                                                          7
   Summary of the Amended Plan and Copy of the Agreement                                                               8
   Objectives of the Amended Plan                                                                                      8
   General Impact of the Amended Plan                                                                                  9
   Canadian Federal Income Tax Consequences                                                                            9
   United States Federal Income Tax Consequences                                                                      10
   Eligibility for Investment in Canada                                                                               10
   Recommendation of the Board of Directors                                                                           10
   Approval                                                                                                           10
5.  APPROVAL OF NAME CHANGE TO "GEAC INC."                                                                            10
SUMMARY COMPENSATION TABLE                                                                                            11
OPTIONS OF NAMED EXECUTIVE OFFICERS                                                                                   12
   Option Grants during the Fiscal Year Ended April 30, 2003                                                          12
   Aggregated Option Exercises during the Most Recently Completed Fiscal Year and Fiscal Year-End
    Option Values                                                                                                     13
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS                                                                         14
EMPLOYMENT CONTRACTS                                                                                                  14
   Paul D. Birch                                                                                                      14
   Arthur Gitajn                                                                                                      14
   Bertrand Sciard                                                                                                    15
   John L. Sherry, III                                                                                                15
   James M. Travers                                                                                                   15
REPORT ON EXECUTIVE COMPENSATION                                                                                      16
COMPENSATION OF DIRECTORS                                                                                             17

DIRECTORS' AND OFFICERS' INSURANCE                                                                                    17
STATEMENT OF CORPORATE GOVERNANCE PRACTICES                                                                           17
PERFORMANCE GRAPH                                                                                                     18
SHAREHOLDER PROPOSALS                                                                                                 18
DIRECTORS' APPROVAL                                                                                                   18
SCHEDULE A: RESOLUTION TO APPROVE NEW 2003 EMPLOYEE STOCK PURCHASE PLAN                                               19
SCHEDULE B: RESOLUTION TO RECONFIRM AND AMEND THE SHAREHOLDER PROTECTION RIGHTS PLAN                                  20
SCHEDULE C: RESOLUTION TO CHANGE THE NAME OF THE CORPORATION TO "GEAC INC."                                           21
APPENDIX A: AMENDED AND RESTATED SHAREHOLDER PROTECTION RIGHTS PLAN SUMMARY                                           22
Issuance of Rights                                                                                                    22
Exercise Price                                                                                                        22
Term                                                                                                                  22
Trading of Rights                                                                                                     22
Separation Time                                                                                                       22
Acquiring Person                                                                                                      23
Beneficial Ownership                                                                                                  23
Exclusions from the Definition of Beneficial Ownership                                                                23
Flip-in Event                                                                                                         25
Permitted Bid and Competing Permitted Bid                                                                             25
Redemption                                                                                                            25
Waiver                                                                                                                26
Supplements and Amendments                                                                                            26
Anti-Dilution Adjustments                                                                                             27
APPENDIX B: STATEMENT OF CORPORATE GOVERNANCE PRACTICES                                                               28

                                    [GRAPHIC]

                        GEAC COMPUTER CORPORATION LIMITED

                            MANAGEMENT PROXY CIRCULAR
               FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                          WEDNESDAY, SEPTEMBER 10, 2003

                            GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

         THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF GEAC COMPUTER CORPORATION LIMITED (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF THE HOLDERS OF COMMON SHARES (THE "COMMON SHARES") OF THE CORPORATION TO BE HELD AT THE DESIGN EXCHANGE, TRADING FLOOR, 234 BAY STREET, TORONTO-DOMINION CENTRE, TORONTO, ONTARIO, ON WEDNESDAY, SEPTEMBER 10, 2003, AT 10:00 A.M. (TORONTO TIME) (THE "MEETING") OR ANY ADJOURNMENT THEREOF FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "NOTICE OF MEETING"). The solicitation will be made primarily by mail, but proxies may be solicited personally or by telephone by Directors, Officers or employees of the Corporation without special compensation, or by the Corporation's registrar and transfer agent, Computershare Trust Company of Canada ("Computershare"), at nominal cost. The Corporation has retained, for a fee, the services of Georgeson Shareholder Communications Canada Inc. to assist it in the solicitation of proxies from the shareholders of the Corporation for the Meeting. The Corporation may also retain, and pay a fee to, one or more other professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation. The cost of solicitation will be borne by the Corporation.

APPOINTMENT OF PROXYHOLDER

         The persons named in the enclosed form of proxy are Directors or Officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OR AT ANY ADJOURNMENT THEREOF. A shareholder may exercise this right by inserting the name of the shareholder's chosen proxy in the blank space provided in the proxy or by completing another proper form of proxy. In the case of registered shareholders, the completed, dated and signed form of proxy should be sent in the enclosed envelope or otherwise to Computershare, Proxy Department, at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, fax number 416.263.9524 or toll-free fax number 1.866.249.7775. In the case of non-registered shareholders who receive these materials through their broker or other intermediary, shareholders should complete and send the form of proxy in accordance with the instructions provided by their broker or other intermediary. To be valid, a proxy must be received by Computershare not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof (the "Deposit Deadline"). The Corporation may waive compliance with the preceding sentence and accept proxies deposited after the Deposit Deadline but before the commencement of the Meeting or any adjournment thereof.

REVOCATION OF PROXY

         A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder's attorney, who is authorized in writing, at the registered office of the Corporation at 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8 (Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting, or, in the case of any adjournment of the Meeting, the last business day preceding the day of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.

VOTING OF PROXIES

         On any vote that may be called for, the Common Shares of the Corporation represented by a properly executed proxy given in favour of the person(s) named in the enclosed form of proxy will be voted for, voted against or withheld from voting, in accordance with the specifications made therein. IF NO CHOICE IS SPECIFIED IN THE PROXY, THE PERSON DESIGNATED IN THE ACCOMPANYING FORM OF PROXY WILL VOTE IN FAVOUR OF ALL MATTERS TO BE ACTED UPON AS SET OUT IN THIS CIRCULAR AND IN FAVOUR OF ALL OTHER MATTERS PROPOSED BY MANAGEMENT AT THE MEETING.

         The enclosed form of proxy confers discretionary authority upon the person(s) named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Corporation is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments to matters identified in the accompanying Notice of Meeting or other matters which are not now known to management should properly come before the Meeting, the Common Shares represented by properly executed proxies given in favour of the persons designated by management of the Corporation in the enclosed proxy form will be voted on such matters pursuant to such discretionary authority.

VOTING SHARES AND RECORD DATE

         As at July 28, 2003, the Corporation had 84,164,427 Common Shares outstanding, each carrying the right to one vote per share. A simple majority of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote other than a special resolution, which requires a majority of not less than two-thirds of the votes cast at the Meeting.

         The Board of Directors has fixed Tuesday, August 5, 2003, as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and vote at the Meeting. Any holder of Common Shares of record at the close of business on the record date is entitled to vote the Common Shares registered in such shareholder's name at that date on each matter to be acted on at the Meeting.

PRINCIPAL SHAREHOLDERS

         To the knowledge of the Directors and senior Officers of the Corporation, as at July 28, 2003, no person beneficially owns directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to the outstanding Common Shares of the Corporation.

QUESTIONS AND FURTHER ASSISTANCE

         If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Georgeson Shareholder Communications Canada Inc., the Corporation's proxy solicitation agent, at:

                                    [GRAPHIC]

                            66 Wellington Street West
                              TD Tower -- Suite 5210
                             Toronto Dominion Centre
                            Toronto, Ontario M5K 1J3

                                Toll-Free Number:

                                 1-866-261-2557

                     MATTERS TO BE ACTED UPON AT THE MEETING

1. ELECTION OF DIRECTORS

         The articles of the Corporation provide for a Board of Directors consisting of a minimum of three (3) and a maximum of fifteen (15) Directors. At the Meeting, the shareholders will be asked to elect as Directors of the Corporation the eight (8) nominees listed herein to serve for a term expiring at the next annual meeting of shareholders, unless such Director resigns or is removed, or his office is otherwise vacated, in accordance with the Canada Business Corporations Act.

         The following table sets out the name and municipality of residence of each person to be nominated for election as a Director of the Corporation, his principal occupation or employment, the year he first became a Director of the Corporation and the number of Common Shares that he has advised the Corporation are beneficially owned by him or subject to his control or direction as at the date of this Circular:

                                                                      YEAR FIRST BECAME A            COMMON SHARES
     NAME AND MUNICIPALITY                                              DIRECTOR OF THE          BENEFICIALLY OWNED OR
         OF RESIDENCE                    PRINCIPAL OCCUPATION             CORPORATION                CONTROLLED(1)
THOMAS I. A. ALLEN, Q.C.(2)(4*)      Senior Partner                           1999                           nil
Toronto, Ontario                     Ogilvy Renault, law firm

DAVID FRIEND                         Partner                                  2001                        10,000
Boston, Massachusetts                Orchid Partners,
                                     venture capital firm

C. KENT JESPERSEN(2)(3)**            Chairman of the Corporation              2001                         5,180
Calgary, Alberta                     and Chairman
                                     La Jolla Resources
                                     International Ltd., business
                                     advisory & investment company

CHARLES S. JONES                     President and Chief                      1997                        37,240
Bedford Hills, New York              Executive Officer of the
                                     Corporation

PIERRE MACDONALD(2)(3*)              Chairman and Chief Executive             1999                         1,950
Verdun, Quebec                       Officer
                                     MacD Consult Inc.,
                                     consulting firm

MICHAEL D. MARVIN(3)                 Chairman Emeritus                        2001                        60,000
Delmar, New York                     MapInfo Corporation,
                                     software technology company

WILLIAM G. NELSON(2)(4)              Chairman                                 1988                     1,800,000
Bala Cynwyd, Pennsylvania            Harris Business Group, Inc.,
                                     software technology company

ROBERT L. SILLCOX(2*)(4)             Chairman                                 2001                         5,000
King City, Ontario                   Quant Investment
                                     Strategies Inc., investment
                                     firm

NOTES:

(1)      Does not include Common Shares issuable upon exercise of options.

(2)      Member of Audit Committee.

(3)      Member of Human Resources and Compensation Committee.

(4)      Member of Corporate Governance Committee.

*        Denotes Committee Chairman.

**       Denotes Chairman of the Board of Directors.

         The Corporation does not have an executive committee of the Board of Directors to which powers of the Board have been delegated.

THOMAS I. A. ALLEN, Q.C.

         Mr. Thomas I. A. Allen, Q.C. was first elected to the Board of Directors of the Corporation in September 1999. He is the Chairman of the Accounting Standards Oversight Council of Canada and is a member of the Advisory Board of the Office of the Superintendent of Financial Institutions of Canada. Mr. Allen has been a partner at the law firm of Ogilvy Renault since October 1996. Mr. Allen is a director of the following public corporations: Bema Gold Corporation, YM Biosciences Inc., Middlefield Bancorp Limited, Mundoro Mining Inc. and Unisphere Waste Conversion Limited.

DAVID FRIEND

         Mr. David Friend was first elected to the Board of Directors of the Corporation in October 2001. Mr. Friend is a Partner with Orchid Partners, a venture capital firm. Mr. Friend is also the Chairman of Sonexis, Inc. ("Sonexis"), a telecommunications software and platform provider, a company he founded in June 1999. Prior to founding Sonexis, he was the Chairman and co-founder of FaxNet Corporation ("FaxNet"), a supplier of messaging services to the telecommunications industry, where he served from January 1995 to May 1999. Prior to founding FaxNet, Mr. Friend founded Pilot Software, Inc., a software company based in Cambridge, Massachusetts, where he served from November 1983 to November 1994. Mr. Friend is an active venture investor and serves on the board of directors of HealthGate Data Systems, Inc.

C. KENT JESPERSEN

         Mr. C. Kent Jespersen was first elected to the Board of Directors of the Corporation in October 2001. Mr. Jespersen has served as the Chairman of the Corporation's Board of Directors since July 2003. Mr. Jespersen has been the Chairman of La Jolla Resources International Ltd., an international business advisory and investment company, since 1998. From 1994 to 1998, Mr. Jespersen held the positions of President of NOVA Gas International Ltd., President and Chief Executive Officer Elect of NOVA Energy Services, President of NOVA Gas Services Ltd., and Senior Vice President, Corporate Development of NOVA Corporation. Mr. Jespersen currently serves as the Chairman of the board of directors of CCR Technologies Ltd. and is Chairman Emeritus of the Institute of the Americas of La Jolla, California. He also serves as a director of Telesystems International Wireless Inc., Axia NetMedia Corporation, Bow Valley Energy Ltd. and Matrikon, Inc.

CHARLES S. JONES

         Mr. Charles S. Jones was first elected to the Board of Directors of the Corporation in September 1997. Mr. Jones served as Chairman of the Corporation's Board of Directors from November 2000 until July 2003.

Mr. Jones was appointed the President and Chief Executive Officer of the Corporation in July 2003. Mr. Jones is also the Chairman and co-founder of First Funding Corporation, an investment firm based in Stamford, Connecticut, where he has worked since 1984. Currently, Mr. Jones serves as a director of Farrel Corporation and a number of diverse companies, from an industrial equipment manufacturer to a computer games designer and publisher.

PIERRE MACDONALD

         Mr. Pierre MacDonald was first elected to the Board of Directors of the Corporation in September 1999. Since March 1995, Mr. MacDonald has served as Chairman and Chief Executive Officer of MacD Consult Inc., a group of consultants in international finance and marketing. Since May 2000, Mr. MacDonald has served as the Vice-Chairman of the board of directors of the Export Development Corporation, a Crown corporation that operates as a financial institution devoted exclusively to providing trade finance services in support of Canadian exporters and investors in up to 200 countries. Mr. MacDonald began serving as a director of Export Development Corporation in August 1995. He also serves as a director of Aeterna Laboratories Inc., AIM Canada Fund Inc., AIM Global Fund Inc., Slater Steel Inc. and Sodisco-Howden Group Inc.

MICHAEL D. MARVIN

         Mr. Michael D. Marvin was appointed to the Board of Directors of the Corporation in August 2001. Mr. Marvin is the founder and Chairman Emeritus of MapInfo Corporation ("MapInfo"), a software technology company specializing in location based solutions and services that help businesses better understand their customers and markets. Mr. Marvin was the Chairman of MapInfo from 1992 until January 2001.

WILLIAM G. NELSON

         Mr. William G. Nelson was first elected to the Board of Directors of the Corporation in September 1988. He served as Chairman of the Corporation's Board of Directors from June 1996 to October 2000, and as the Corporation's President and Chief Executive Officer from September 1996 to April 1999. Mr. Nelson has served as Chief Executive Officer of Clarendon Capital Inc., an investment banking and consulting firm, since June 1995. Mr. Nelson has been the Chairman of the board of directors of Harris Business Group, Inc. since 1990 and the Chairman of the board of directors of Repository Technologies, Inc., a computer software company, since 1999. Mr. Nelson is also a director of Manugistics Group, Inc., a provider of intelligent supply chain optimization solutions for enterprises and evolving eBusiness trading networks, HealthGate Data Corp., a provider of eHealth Internet solutions for hospitals and healthcare enterprises, and Catalyst International Inc., a global provider of software and services for warehouse management.

ROBERT L. SILLCOX

         Mr. Robert L. Sillcox was appointed to the Corporation's Board of Directors in August 2001. Mr. Sillcox is the Chairman of Quant Investment Strategies Inc., an investment firm specializing in providing quantitative investment strategies to institutions. He has held this position since he co-founded the firm in 1998. Mr. Sillcox is currently also a director of the Bank of China (Canada), a Canadian chartered bank, Glenmount International, L.P.I., an industrial technology private equity partnership, and HelpCaster Technologies Inc., a software technology company.

         IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION AS DIRECTORS OF THE PROPOSED NOMINEES WHOSE NAMES ARE SET FORTH ABOVE, EACH OF WHOM HAS BEEN A DIRECTOR SINCE THE DATE INDICATED ABOVE OPPOSITE THE PROPOSED NOMINEE'S NAME. Management does not contemplate that any of the proposed nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, the Common Shares represented by properly executed proxies given in favour of such nominee(s) may be voted by the persons designated by management of the Corporation in the enclosed form of proxy, in their discretion, in favour of another nominee.

2. APPOINTMENT OF AUDITORS

         IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL A SUCCESSOR IS APPOINTED AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS. The resolution appointing the auditors must be approved by a majority of the votes cast by the holders of the Common Shares present or represented by proxy at the Meeting. PricewaterhouseCoopers LLP was first appointed as auditors of the Corporation at the Corporation's Annual and Special Meeting of Shareholders held on September 14, 1999. Prior to the appointment of PricewaterhouseCoopers LLP, the auditors of the Corporation were Deloitte & Touche, initially appointed in 1988.

3. APPROVAL OF NEW 2003 EMPLOYEE STOCK PURCHASE PLAN

BACKGROUND

         At the Corporation's Annual and Special Meeting on October 19, 2001, the Corporation's shareholders approved an employee stock purchase plan (the "Old ESPP") effective as of August 1, 2001. Under the Old ESPP, membership was limited to employees resident in Canada after entering continuous full-time employment with the Corporation or a subsidiary. The maximum number of Common Shares issuable under the Old ESPP was 600,000. As at July 31, 2003, 83,956 Common Shares had been issued under the Old ESPP, leaving 516,044 additional Common Shares eligible for issuance under the Old ESPP.

         As the Old ESPP limited membership to employees resident in Canada, the Board of Directors of the Corporation determined that employees of the Corporation resident in the United States and other jurisdictions should also be entitled to participate in a stock purchase plan so as to provide to as many employees of the Corporation as possible an opportunity for share ownership and to motivate and retain such employees. Accordingly, on August 1, 2003, the Board of Directors, subject to approval of the Toronto Stock Exchange (the "TSX"), approved the submission to the shareholders for approval of a new 2003 Employee Stock Purchase Plan (the "New ESPP"). If the New ESPP receives shareholder and other required regulatory approvals, it will become effective as of September 10, 2003 and the Board of Directors intends to terminate the Old ESPP immediately, effective as of such date.

SUMMARY OF CHANGES BETWEEN OLD ESPP AND NEW ESPP

         The New ESPP differs from the Old ESPP in the following key respects:

         - the proposed number of Common Shares reserved for issuance under the New ESPP is 2,000,000 Common Shares, an increase of 1,483,956 Common Shares over the 516,044 Common Shares that remain available for issuance under the Old ESPP as at July 31, 2003;

         - once enrolled in the New ESPP, an employee can make contributions through payroll deductions of an amount equal to a percentage of his or her compensation determined at the commencement of an offering period in increments of one (1%) per cent up to a maximum of ten (10%) per cent;

         - the purchase price for Common Shares issued under the New ESPP will be eighty-five (85%) per cent of the lesser of market value of the Common Shares on the applicable offering commencement date and the market value of the Common Shares on the offering termination date;

         - the New ESPP will be administered by a committee to be established by the Board;

         - employees' right to purchase shares under the New ESPP is limited to a maximum of US$25,000 worth of Common Shares in any calendar year;

         - offering period commencement and termination dates are to be selected by the committee administering the New ESPP in its discretion, provided that an offering period can be no longer than one year;

         - the Corporation may, at its option, purchase shares to be delivered under the New ESPP in the open market through an Administrative Agent;

         - under the New ESPP, neither the payroll deductions nor any rights to receive Common Shares may be assigned, transferred, pledged or otherwise disposed of except by will or laws of descent and distribution;

         - prior to an offering termination date, any participant in the New ESPP can withdraw payroll deductions for such offering period and a participant's withdrawal will not affect his or her eligibility for subsequent offerings (upon termination of a participant's employment for any reason other than death, payroll deductions not applied to purchases of Common Shares will be returned to the participant; on death, a participant's beneficiary will have 90 days to withdraw the deductions or exercise the option to acquire Common Shares); and

         - the Board may at any time terminate or amend the New ESPP, provided that, in certain circumstances, the prior consent of the TSX and shareholders of the Corporation is obtained.

APPROVAL

         At the Meeting, the shareholders will be asked to consider and, if thought advisable, to approve, with or without variation, a resolution (the "Stock Purchase Plan Resolution") authorizing the New ESPP. The text of the Stock Purchase Plan Resolution is attached as Schedule A hereto.

         The Stock Purchase Plan Resolution must be approved by a majority of the votes cast by the holders of the Common Shares present or represented by proxy at the Meeting, excluding insiders of the Corporation to whom Common Shares may be issued under the New ESPP and their associates. To the knowledge of the Corporation, the number of votes to be so excluded is approximately 40,000 as at July 31, 2003.

         The Board of Directors reserves the right to withdraw its proposal to approve the New ESPP at any time before its approval by the Shareholders, and may terminate the New ESPP at any time after its approval by the Shareholders, if the Board of Directors determines that such action would be in the best interests of the Corporation.

         The proposed number of Common Shares reserved for issuance under the New ESPP of 2,000,000 Common Shares (being an increase of 1,483,956 Common Shares over the 516,044 Common Shares that are available for issuance under the Old ESPP as at July 31, 2003) is necessary to permit sufficient future issuances of Common Shares under the New ESPP to achieve the Corporation's objective to attract, motivate and retain employees. The New ESPP and the aggregate number of Common Shares reserved for issuance under the New ESPP have been conditionally approved by the TSX, subject to shareholder approval. The Board of Directors recommends a vote "FOR" the Stock Purchase Plan Resolution and the aggregate number of Common Shares reserved for issuance under the New ESPP. IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE FOREGOING RESOLUTION.

4. APPROVAL OF THE CONTINUATION OF THE SHAREHOLDER PROTECTION RIGHTS PLAN AND THE AMENDED AND RESTATED SHAREHOLDER PROTECTION RIGHTS PLAN

BACKGROUND

         The Corporation and a predecessor to Computershare Trust Company of Canada, as rights agent (the "Rights Agent"), originally entered into an agreement dated March 15, 2000 to implement a shareholder protection rights plan (the "Original Plan"), which was confirmed by the Corporation's shareholders at the annual and special meeting of the Corporation's shareholders held on September 12, 2000. Under the terms of the Original Plan, the continued existence of the Original Plan must be approved and reconfirmed by the Independent Shareholders (as defined in the Original Plan) on or before the date of the Corporation's 2003 annual meeting. An "Independent Shareholder" is generally any shareholder other than an "Acquiring Person" (as defined in the Original Plan) and its associates and affiliates. As of the date of this Circular, the Corporation is not aware of any shareholder who would be considered not to be an Independent Shareholder, and therefore it is anticipated that all shareholders will be eligible to vote their Common Shares on the resolution set forth below.

         The Corporation has reviewed its Original Plan for conformity with current practices of Canadian issuers with respect to shareholder rights plan design. Based on its review, the Corporation has determined that, since March 2000, when the Original Plan was implemented, the significant definitions, terms and conditions of rights plans have not changed. As a result, on August 1, 2003, the Board of Directors resolved to continue the Original Plan with certain minimal amendments by approving an amended and restated shareholder rights plan (the "Amended Plan") proposed to be dated as of September 10, 2003, subject to regulatory approval and approval by the Independent Shareholders at the Meeting. The Amended Plan is identical to the Original Plan in all material respects and names Computershare Trust Company of Canada as the successor Rights Agent.

SUMMARY OF THE AMENDED PLAN AND COPY OF THE AGREEMENT

         A summary of the key features of the Amended Plan is attached as Appendix A to this Circular. All capitalized terms used in this section of the Circular and Appendix A have the meanings set forth in the Amended Plan unless otherwise indicated. The complete text of the Amended Plan is available on the Corporation's website at www.geac.com and is available to any shareholder on request from the Corporate Secretary of the Corporation. Shareholders wishing to receive a copy of the Amended Plan should contact the Corporation by telephone (905.475.0525 ext. 3325), by facsimile (905.940.3722) or by e-mail
(investor@geac.com).

OBJECTIVES OF THE AMENDED PLAN

         The Amended Plan is not being adopted or approved to deter take-over bids generally. The primary objectives of the Amended Plan, as with the Original Plan, are to ensure that, in the context of a bid for control of the Corporation through an acquisition of the Corporation's Common Shares, the Board of Directors has sufficient time to explore and develop alternatives for maximizing shareholder value, to provide adequate time for competing bids to emerge, to ensure that shareholders have an equal opportunity to participate in such a bid and to give them adequate time properly to assess the bid and lessen the pressure to tender that may be encountered by a securityholder of an issuer that is subject to a bid. The Amended Plan is not intended to prevent a change of control of the Corporation in a transaction that is fair and in the best interests of the Corporation and all of its shareholders. The rights of shareholders to seek a change in the management of the Corporation or to influence or promote action of management in a particular manner will not be affected by the Amended Plan. The approval of the Amended Plan does not affect the duty of a Director to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

         In approving the Amended Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

         (a) Time. Current legislation permits a take-over bid to expire in thirty-five (35) days. The Board of Directors is of the view that this may not be sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and considered decision. The Amended Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be sixty (60) days after the date of the bid and the bid must remain open for a further period of ten (10) Business Days after the Offeror publicly announces that the Common Shares deposited or tendered and not withdrawn constitute more than 50% of the Common Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person (someone who beneficially owns greater than 20% of the outstanding Common Shares), their

                  Associates and Affiliates, and Persons acting jointly or in concert with the Offeror or Acquiring Person). The Amended Plan is intended to provide shareholders with adequate time to evaluate properly the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include identifying other potential bidders, conducting an orderly auction or developing a restructuring alternative which could enhance shareholder value.

         (b) Pressure to Tender. A shareholder may feel pressured to tender to a bid which the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted securities in the Corporation. This is particularly so in the case of a partial bid for less than all securities of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Amended Plan provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further ten (10) Business Days following a public announcement that more than 50% of the Common Shares held by Independent Shareholders have been deposited, a shareholder's decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a securityholder of an issuer that is the subject of a take-over bid.

         (c) Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of an issuer may be acquired pursuant to a private agreement in which a small group of securityholders dispose of their securities at a premium to market price which premium is not shared with other securityholders. In addition, a person may slowly accumulate securities through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all securityholders. The Amended Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Common Shares, to ensure better that shareholders receive equal treatment.

GENERAL IMPACT OF THE AMENDED PLAN

         It is not the intention of the Board of Directors, in continuing the Corporation's shareholder rights plan, to secure the continuance of existing Directors or management in office, nor to avoid a bid for control of the Corporation in a transaction that is fair and in the best interests of the Corporation and all of its shareholders. For example, through the Permitted Bid mechanism, described in more detail in the summary contained in Appendix A, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Amended Plan, regardless of the acceptability of the bid to the Board of Directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the Corporation's Common Shares in any exercise of its discretion to waive application of the Amended Plan or redeem the Rights. In all such circumstances, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

         The Amended Plan does not preclude any shareholder from utilizing the proxy mechanism under the Canada Business Corporations Act and securities laws to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding Common Shares of the Corporation to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of "Acquiring Person" and "Beneficial Ownership" have been developed to minimize concerns that the plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

         The Amended Plan will not interfere with the day-to-day operations of the Corporation. The issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Amended Plan is initially not dilutive and is not expected to have any effect on the trading of Common Shares. However, if a Flip-in Event occurs and the Rights separate from the Common Shares and become exercisable, as described in the summary contained in Appendix A, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution of their shareholdings in the Corporation.

         In summary, the Board of Directors believes the dominant effect of the Amended Plan will be to enhance shareholder value and ensure equal treatment of all shareholders in the context of an acquisition of control.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

         The Corporation considers that the Rights, when issued, will have negligible monetary value and therefore Canadian shareholders will not be required to include any amount in income or be subject to withholding tax under the Income Tax Act (Canada) (the "Tax Act") as a result of the issuance of the Rights. The Rights will be considered to have been acquired at no cost.

         The holders of Rights may have income or be subject to withholding tax under the Tax Act if the Rights are exercised or otherwise disposed of.

         This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisers regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable tax laws.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         As the possibility of the rights becoming exercisable is both remote and speculative, the adoption of the Amended Plan will not constitute a distribution of stock or property by the Corporation to its shareholders, an exchange of property or stock, or any other event giving rise to the realization of gross income by any shareholder. The holder of Rights may have taxable income if the Rights become exercisable or are exercised or sold. In the event the Rights should become exercisable, shareholders should consult their own tax advisors concerning the consequences of acquiring, holding, exercising or disposing of their Rights.

ELIGIBILITY FOR INVESTMENT IN CANADA

         The issuance of the Rights will not affect the eligibility of the Common Shares as investments for investors governed by certain Canadian federal and provincial legislation governing insurance companies, trust companies, loan companies and pension plans.

RECOMMENDATION OF THE BOARD OF DIRECTORS

         The Board of Directors has determined that it continues to be advisable and in the best interests of the Corporation and its shareholders that the Corporation have in place a shareholder protection rights plan in the form of the Amended Plan. Accordingly, the Board of Directors unanimously recommends that the shareholders vote in favour of the reconfirmation and approval of the Amended Plan. The Corporation has been advised that the Directors and senior Officers of the Corporation intend to vote all Common Shares held by them in favour of the confirmation and approval of the Amended Plan.

APPROVAL

         At the Meeting, the Corporation's Independent Shareholders will be asked to consider and, if thought advisable, to pass a resolution in the form set forth in Schedule B to approve the continuation of the Corporation's shareholder protection rights plan and its amendment and restatement in the form of the Amended Plan. IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE FOREGOING RESOLUTION.

         Shareholder approval and reconfirmation of the Amended Plan is not required by law but is required by the terms of the Original Plan and applicable stock exchange rules. The foregoing resolution must be approved by a majority of the votes cast by the Independent Shareholders present or represented by proxy at the Meeting. If the resolution is passed at the Meeting, then the Corporation and the Rights Agent will execute the Amended Plan effective as of the date the resolution is passed. If the resolution is not passed at the Meeting, the Original Plan will become void and of no further force and effect, the Amended Plan will not be executed and will never become effective and the Corporation will no longer have any form of shareholder rights plan.

5. APPROVAL OF NAME CHANGE TO "GEAC INC."

         Management recommends that the name of the Corporation be changed to "Geac Inc.". Management believes that the new name will better reflect the Corporation's business as a global enterprise software company.

         IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS DESIGNATED BY MANAGEMENT OF THE CORPORATION IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RESOLUTION AUTHORIZING THE CORPORATION TO AMEND ITS ARTICLES TO CHANGE THE NAME OF THE CORPORATION TO "GEAC INC."

         The foregoing special resolution must be approved by a majority of not less than two-thirds of the votes cast by the holders of the Common Shares present or represented by proxy at the Meeting. The Board of Directors reserves the right not to proceed with the change of name at any time prior to the endorsement of the certificate on the Articles of Amendment effecting same, if the Board of Directors determines that it would be in the best interests of the Corporation.

                             EXECUTIVE COMPENSATION
                           SUMMARY COMPENSATION TABLE

         The following table sets out information concerning the compensation earned from the Corporation and any of the Corporation's subsidiaries for the fiscal years ended April 30, 2003, 2002 and 2001 by the Corporation's Chief Executive Officer and the Corporation's other four most highly compensated executive Officers for the fiscal year ended April 30, 2003 (collectively, the "Named Executive Officers").

         Excluded from reference are perquisites and other personal benefits which do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus for any of the Named Executive Officers. All currency references in this Circular are in Canadian dollars unless otherwise indicated. Where compensation was paid other than in Canadian dollars during a fiscal year, the amount has been converted to Canadian dollars at the average exchange rate prevalent during that fiscal year.

                                                         ANNUAL COMPENSATION
                                                                               OTHER ANNUAL    SECURITIES UNDER     ALL OTHER
                                     FISCAL   SALARY           BONUS           COMPENSATION     OPTIONS GRANTED    COMPENSATION
   NAME AND PRINCIPAL POSITION        YEAR      ($)              ($)                ($)              (#)               ($)
Paul D. Birch(1)                      2003    538,615         384,725                 nil               nil               nil
Former President and Chief            2002    413,980         320,031                 nil         1,000,000               nil
Executive Officer                     2001        nil             nil                 nil               nil               nil

Arthur Gitajn                         2003    301,755         154,875            65,575(2)              nil               nil
Chief Financial Officer               2002    262,226         259,356                 nil           100,000               nil
                                      2001    196,482             nil                 nil            35,000               nil

Bertrand Sciard                       2003    433,843         352,728            72,699(3)              nil               nil
Managing Director, Geac               2002    397,145       1,277,502                 nil           125,000               nil
Enterprise Solutions, Europe          2001    369,957             nil                 nil           135,000          29,368(4)

John L. Sherry, III                   2003    338,558         157,353                 nil               nil               nil
Senior Vice President,                2002     64,107          29,391                 nil           150,000               nil
Marketing & Strategic Alliances       2001        nil             nil                 nil               nil               nil

James M. Travers                      2003    312,786         515,530                 nil           600,000               nil
Senior Vice President;                2002        nil             nil                 nil               nil               nil
President, Geac Americas              2001        nil             nil                 nil               nil               nil

NOTES:

(1) On July 18, 2003, Mr. Birch resigned as an Officer and Director of the Corporation and its subsidiaries. Mr. Birch joined the Corporation on September 12, 2000 as a member of the Board of Directors. On May 30, 2001, Mr. Birch was appointed Chief Operating Officer and Chief Financial Officer. On December 5, 2001, Mr. Birch was appointed President and Chief Executive Officer. The options set forth above do not include 40,000 options granted to Mr. Birch on September 25, 2000, in connection with his appointment as a Director of the Corporation and prior to his appointment as an Officer of the Corporation.

(2) This amount represents gross-up payments to compensate for certain taxes and payments for car allowance.

(3)      This amount represents payments for car allowance and pension payments.

(4)      This amount represents payments for accrued vacation.

         Charles S. Jones became the President and Chief Executive Officer of the Corporation in July 2003. From December 2001 through July 2003 he served as the Executive Chairman of the Board. For the year ended April 30, 2002, he was paid a salary and other compensation of $335,981, as well as a bonus of $577,088 that was granted by the Board in January 2003. Mr. Jones was also in that fiscal year granted options to acquire 600,000 Common Shares at an exercise price of $6.37 per share. These options vested on December 4, 2002 and expire on December 4, 2011. In the year ended April 30, 2003, Mr. Jones received a salary of $423,198. He has not yet been granted a bonus for the year ended April 30, 2003.

                       OPTIONS OF NAMED EXECUTIVE OFFICERS
            OPTION GRANTS DURING THE FISCAL YEAR ENDED APRIL 30, 2003

         The following table sets forth options to purchase or acquire Common Shares granted during the fiscal year ended April 30, 2003 to each of the Named Executive Officers.

                                                                               MARKET VALUE OF
                                        % OF TOTAL OPTIONS                  SECURITIES UNDERLYING
                      SECURITIES UNDER      GRANTED TO        EXERCISE OR   OPTIONS ON THE DATE OF
                      OPTIONS GRANTED   EMPLOYEES IN FISCAL    BASE PRICE           GRANT
      NAME                  (#)                 YEAR          ($/SHARE)(1)        ($/SHARE)          EXPIRATION DATE
Paul D. Birch                 nil                nil              N/A                N/A                  N/A

Arthur Gitajn                 nil                nil              N/A                N/A                  N/A

Bertrand Sciard               nil                nil              N/A                N/A                  N/A

John L. Sherry, III           nil                nil              N/A                N/A                  N/A

James M. Travers          600,000               26.9%            4.36               4.03             June 20, 2012

NOTE:

(1) In accordance with the Corporation's stock option plan, the exercise price is calculated as not less than the arithmetic average of the high and low board lot prices of the Common Shares on the TSX on the five trading days immediately preceding the date of grant.

         AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
                  FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

         The following table sets out information concerning the exercise of options by the Named Executive Officers during the year ended April 30, 2003 and the value of unexercised options held by the Named Executive Officers as at April 30, 2003.

                                             UNEXERCISED OPTIONS AT APRIL 30,         VALUE OF UNEXERCISED
                     SECURITIES   AGGREGATE                2003(1)              IN-THE-MONEY OPTIONS AT APRIL 30,
                     ACQUIRED ON    VALUE                                                    2003(2)
                      EXERCISE    REALIZED       (#)                (#)             ($)                  ($)
   NAME                 (#)         ($)      EXERCISABLE        UNEXERCISABLE   EXERCISABLE          UNEXERCISABLE
Paul D. Birch            nil         N/A       280,000              760,000        662,500            1,987,500

Arthur Gitajn            nil         N/A        62,500               92,500         38,500               38,500

Bertrand Sciard          nil         N/A       233,750              161,250            nil                  nil

John L. Sherry, III      nil         N/A        37,500              112,500         26,250               78,750

James M. Travers         nil         N/A           nil              600,000           N/A               654,000

NOTES:

(1) The following table sets out the exercise price of the exercisable and unexercisable options held by each of the Named Executive Officers as at April 30, 2003:

                     EXERCISABLE OPTIONS AT APRIL 30,  UNEXERCISABLE OPTIONS AT APRIL
                                   2003                         30, 2003
     NAME            NUMBER         EXERCISE PRICE     NUMBER          EXERCISE PRICE
Paul D. Birch         30,000           $   9.32         10,000            $   9.32
                     250,000           $   2.80        750,000            $   2.80

Arthur Gitajn         17,500           $   3.25         17,500            $   3.25
                      20,000           $  40.00            nil                 N/A
                      25,000           $   7.50         75,000            $   7.50

Bertrand Sciard       90,000           $  32.92         30,000            $  32.92
                     101,250           $   8.61         33,750            $   8.61
                      11,250           $  28.58          3,750            $  28.58
                      31,250           $   7.50         93,750            $   7.50

John L. Sherry, III   37,500           $   4.75        112,500            $   4.75

James M. Travers         nil              N/A          600,000            $   4.36

(2) The value of the unexercised options is based on the difference between the exercise price and the closing price of the Common Shares on the TSX on April 30, 2003 of $5.45.

                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

         Mr. Craig C. Thorburn, the Corporation's Senior Vice President, Mergers & Acquisitions, and Corporate Secretary, is a partner of Blake, Cassels & Graydon LLP, a law firm which provides legal services to the Corporation at the firm's customary rates. The Corporation paid Blake, Cassels & Graydon LLP a total of $24,328 in fiscal 2001, $1,686,458 in fiscal 2002 and $2,070,000 in fiscal 2003 for legal services.

                              EMPLOYMENT CONTRACTS

PAUL D. BIRCH

         The Corporation entered into employment agreements with Paul Birch as Chief Operating Officer and as President of Geac Enterprise Solutions, Inc. These agreements were not changed when Mr. Birch was appointed President and Chief Executive Officer of the Corporation other than to increase his aggregate salary from US$300,000 to US$350,000 per annum. The agreement with Mr. Birch as the Corporation's Chief Operating Officer provided for a salary of US$50,000 with a target bonus of US$25,000, subject to the Corporation achieving a specified EBITDA threshold. The agreement with Mr. Birch as President of Geac Enterprise Solutions, Inc. provided for a salary of US$300,000 and a target bonus of up to US$225,000, subject to the Corporation achieving a specified EBITDA threshold. Mr. Birch was also entitled to receive certain grossed-up payments to compensate him in respect of certain taxes.

         In the event that Mr. Birch's employment with Geac Enterprise Solutions, Inc. or with the Corporation was terminated without cause, he was entitled to receive a lump sum termination payment in an amount equal to his base salary received or receivable in respect of the immediately preceding year, plus either the average of the bonuses paid or payable to him with respect to each of the three preceding years or, if he had been employed for fewer than three years, the average of the bonuses paid during those years. In the event of a change in control and a change affecting employment within twelve months of a change in control, Mr. Birch was permitted to resign and was then entitled to severance equal to the termination payment. In each such case, Mr. Birch was also entitled to benefit continuation for twelve months. On August 6, 2002, Mr. Birch ceased to be president of Geac Enterprise Solutions, Inc., when James M. Travers was appointed to that position. This change in his responsibilities did not result in the payment of any severance benefits under the foregoing agreements.

         On July 18, 2003, Mr. Birch resigned as an Officer and Director of the Corporation and its subsidiaries.

ARTHUR GITAJN

         The Corporation has entered into an employment agreement with Arthur Gitajn confirming the terms of his continued employment as Chief Financial Officer of the Corporation and setting forth his remuneration, including salary, annual performance bonus, stock options, benefits, vacation entitlement and car allowance. The agreement with Mr. Gitajn provides for an annual base salary of US$100,000 plus C$150,000, subject to annual review, plus a performance-based bonus which establishes a target base bonus of C$150,000 for fiscal year 2003. Mr. Gitajn is also entitled to receive certain payments as compensation for additional taxes he is obliged to pay as a resident of the Province of Ontario compared to the taxes that he would have paid as a resident of the State of Maryland.

         The current agreement with Mr. Gitajn has a term that will expire on April 30, 2004, unless mutually extended by the parties, and any expiration of the agreement is considered "termination for any reason other than cause." In the event that Mr. Gitajn's employment is terminated at any time for any reason other than cause, he will be entitled to receive a lump sum cash payment (the "Gitajn Termination Payment") in the amount equal to 150% of the sum of: (a) at his option, (i) his base salary received or receivable by him in respect of the immediately preceding twelve months in the normal payroll cycle or (ii) his base salary for the calendar month preceding the date of termination multiplied by 12; (b) his annual car allowance; and (c) the annual bonus paid to him in fiscal year 2002. Additionally, Mr. Gitajn will be entitled to payment for unused accrued vacation and certain expenses for eighteen months together with US$75,000 for relocation expenses. In the event of a change in control and a change affecting Mr. Gitajn's employment within twelve months of a change in control, Mr. Gitajn may elect to resign from the Corporation and will be entitled to the Gitajn Termination Payment. In each such case, Mr. Gitajn will also be entitled to benefit continuation for eighteen months.

BERTRAND SCIARD

         The Corporation has entered into an employment agreement with Bertrand Sciard setting forth his remuneration, including salary, annual performance bonus, stock options, benefits, vacation entitlement and car allowance. The agreement with Mr. Sciard provides for an annual salary of 1,520,000 French francs as well as an annual performance-based bonus of 1,000,000 French francs, subject to annual review.

         If Mr. Sciard's employment is terminated by the Corporation without cause, or in the event of a change in control and a change affecting employment, Mr. Sciard is entitled to a payment equal to eighteen months of his salary plus an amount equivalent to the bonus received in the previous year.

JOHN L. SHERRY, III

         The Corporation has entered into an employment agreement with John Sherry as Senior Vice President, Marketing & Strategic Alliances setting forth his remuneration, including salary, annual performance bonus, stock options, benefits and vacation entitlement. The agreement with Mr. Sherry provides for an annual salary of US$220,000, subject to annual review. Mr. Sherry is also eligible to participate in the Corporation's bonus plan, with a bonus target amount of US$100,000 in fiscal year 2003.

         If Mr. Sherry's employment is terminated by the Corporation for any reason other than cause, Mr. Sherry is entitled to receive severance in accordance with the Corporation's then-current policy, subject to a minimum of six month's salary and benefit continuation. In the event of a change in control and a change affecting his employment within twelve months of a change in control, Mr. Sherry may elect to resign from the Corporation and will be entitled to payment of salary and benefits for a period of twelve months.

JAMES M. TRAVERS

         James Travers has entered into an agreement as President of Geac Americas, Geac Enterprise Solutions, Inc., setting forth his remuneration, including salary, annual performance bonus, stock options, vacation entitlement and car allowance. The agreement with Mr. Travers provides for an annual base salary of US$275,000, subject to annual review, together with an annual bonus of US$250,000 commencing with the fiscal year ending April 30, 2003, subject to achieving certain performance goals.

         In the event that Mr. Travers' employment is terminated at any time for any reason other than cause, he will be entitled to receive a lump sum cash payment (the "Travers Termination Payment") in an amount equal to, at his option, (i) his base salary received or receivable by him in respect of the immediately preceding twelve months in the normal payroll cycle or (ii) his base salary for the calendar month preceding the date of termination multiplied by twelve. In the event of a change in control and a change affecting Mr. Travers' employment within twelve months of a change in control, Mr. Travers may elect to resign from the Corporation and will be entitled to the Travers Termination Payment. In each such case, Mr. Travers will also be entitled to benefit continuation for twelve months.

                        REPORT ON EXECUTIVE COMPENSATION

         The Corporation's executive compensation program is administered by the Human Resources and Compensation Committee, which comprises three (3) Directors who are neither present nor former Officers of the Corporation. The Human Resources and Compensation Committee has, as part of its mandate, primary responsibility for making recommendations for approval by the Board of Directors with respect to the remuneration of executive Officers of the Corporation. The Human Resources and Compensation Committee also evaluates the performance of the Corporation's executive Officers, administers the Corporation's performance-based incentive compensation plans and participates in recommendations to the Board on stock options granted under the Corporation's stock option plans. The guiding philosophy of the Committee in the determination of executive compensation is pay-for-performance and the need to provide a total compensation package that will attract and retain qualified and experienced executives.

         The Corporation's compensation policy is structured to support the business strategy and the organizational bottom-line culture of the Corporation, and to reflect the compensation policies of the industry in which the Corporation competes. Under the Corporation's compensation policy, each executive Officer's main compensation is typically comprised of a salary, a performance-based incentive payment and stock options. The Corporation has retained compensation consultants to ensure that the Corporation has in place stock option plans that are in accordance with industry standards.

         Salaries for executive Officers are reviewed annually and are based on individual performance, responsibility and experience to ensure that they reflect the proven or expected contribution of each executive Officer. Salaries are believed to be market-competitive based on the size of the Corporation, the geographic location of the executive offices and as compared to companies in related industries.

         Performance-based incentive payments and stock option incentives have two main purposes. From the shareholders' perspective, performance-based incentive payments and stock option incentives are an opportunity to influence the calibre of talent that will be attracted to the Corporation and to focus the executive Officers' attention on the success factors of the business that ultimately determine the value of the Corporation. From the executive Officers' perspective, the incentives are an opportunity to receive above-average rewards for above-average performance and to build personal capital in an investment that he or she can influence.

         The Corporation's performance-based incentive payments are generally determined depending upon the revenues and profits of the Corporation or, for Officers of the Corporation's operating subsidiaries, on the revenues and profits of the profit centre, division or region for which they are responsible, and on the participant's personal performance, including with respect to expense reduction. The performance-based incentive, which includes a minimum performance threshold and an upper payout limit, is reviewed and set annually. In varying degrees this system is applied throughout the Corporation. Under the incentive compensation scheme, approximately 80% of the incentive compensation is fixed against established performance criteria (based on revenues and profits), while approximately 20% is based on managerial performance and the achievement of each individual's pre-determined strategic initiatives.

         The goal for the bonus plan for the fiscal year ended April 30, 2003 was to provide an incentive to senior management to achieve significant EBIT from their operating businesses. At 90% of targeted levels 50% of the on-target bonus was paid, below 90% no bonus was paid and performance in excess of targeted levels was rewarded with an escalating percentage of on-target bonus depending on the level of over-achievement.

         To link further the interests of the option holders with those of the shareholders, stock options are granted at 100% of market value to a significant number of Officers and senior managers and a limited number of other employees. The value of the options is highly dependent on the success of the Corporation as reflected in the Common Share price and the options directly compensate the holder for the return provided to shareholders over a longer period. Most of the stock options issued to date generally become exercisable over three or four years from the date of the grant and generally expire ten years after they are granted.

         The Corporation periodically reviews its executive compensation program to ensure that it continues to meet the Corporation's objectives.

         Report presented by the Human Resources and Compensation Committee:

         Pierre MacDonald (Committee Chairman)
         C. Kent Jespersen
         Michael D. Marvin

                            COMPENSATION OF DIRECTORS

         During the fiscal year ended April 30, 2003, each Director who is not a salaried employee of the Corporation or any of its subsidiaries (an "Outside Director") received an annual retainer of US$20,000 for his services as a Director. The Chairmen of the Audit Committee, the Human Resources and Compensation Committee and the Corporate Governance Committee each receive an additional retainer of US$5,000 per annum. In addition to the annual retainer, each Outside Director receives US$1,000 for each meeting attended in person and an additional US$1,000 fee per trip if such meeting requires travel "out of town". Each Outside Director receives US$1,000 for each meeting in which he participates via telephone of more than 15 minutes in duration and US$500 for each telephone meeting of less than 15 minutes in duration. The Corporation reimburses the out-of-pocket expenses incurred by each Director for every meeting attended.

         If an Outside Director, at the request of management or of the Board, attends a meeting (other than a Board meeting or a committee meeting) or performs services related to Directors' responsibilities for the overall stewardship of the Corporation, he will be compensated based on the same rates for attending Board or committee meetings as set out above. If an Outside Director is requested to perform other consulting and professional services, fees for such services shall be paid at a rate mutually agreed to by the Director and the Chairman provided that such fees shall not exceed US$50,000 in any fiscal year unless agreed to by the Board of Directors. Outside Directors are also eligible to participate in the Corporation's stock option plan. No stock options were granted to Outside Directors during the fiscal year ended April 30, 2003.

         Directors who are also Officers or employees of the Corporation were not paid any amount in respect of their services as Directors of the Corporation.

                       DIRECTORS' AND OFFICERS' INSURANCE

         The Corporation has purchased and maintains insurance for the benefit of the Directors and Officers of the Corporation and its subsidiaries. Such policy insures Directors, Officers and the Corporation (in circumstances where the Corporation indemnifies its Directors and Officers against certain liabilities incurred by Directors or Officers in their capacity as such). Directors and Officers are indemnified by the Corporation except where such liability relates to the failure by a Director or Officer to act honestly, in good faith and with a view to the best interests of the Corporation.

         During the annual period ending August 31, 2003, the Corporation paid an aggregate premium of US$463,000 for Directors' and Officers' liability insurance. No part of this premium was paid by the Directors or Officers of the Corporation. The aggregate amount of insurance purchased was US$60 million, including defence costs, of which not more than US$50 million may be applied for the benefit of the Corporation. With respect to the Corporation, coverage is subject to a deductible of US$500,000 for each loss with respect to securities claims and US$250,000 for each loss in respect of all other claims for which the Corporation grants indemnification as permitted or required by law. No deductible is payable by any Director or Officer making a claim under the policy.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         The Directors and management of the Corporation strongly believe that good corporate governance is vital to the effective and efficient operation of the Corporation. Good corporate governance demonstrates the Board's ability to direct independently and evaluate the performance of the Corporation's management as well as that of the Board members themselves. The TSX requires that each listed company disclose, on an annual basis, its approach to corporate governance with reference to guidelines for effective corporate governance published by the TSX (the "TSX Guidelines"). Such disclosure is attached to this Circular as Appendix B.

                                PERFORMANCE GRAPH

         The following graph and table compare the total cumulative return for $100 invested in the Common Shares with the cumulative total return for $100 invested in the S&P/TSX Composite Index (formerly known as the TSE 300) for the five-year period ending April 30, 2003. Dividends declared are assumed to be reinvested.

The Common Share performance set out in the graph does not necessarily indicate future price performance.

              FIVE YEAR CUMULATIVE TOTAL RETURN ON $100 INVESTMENT
                     IN THE COMMON SHARES OF THE CORPORATION

                                    [GRAPHIC]

   AT APRIL 30             1998     1999     2000       2001       2002       2003
Common Shares(1)          $100.00  $50.40   $ 37.71    $  3.19    $  7.54    $ 9.67

S&P/TSX Composite Index   $100.00  $93.04   $125.73    $108.20    $106.06    $92.97

NOTE:

(1) The Corporation has not paid any dividends on its Common Shares at any time during the five fiscal years ended April 30, 2003.

                              SHAREHOLDER PROPOSALS

         Persons entitled to vote at the next annual meeting of the Corporation who wish to submit a proposal for consideration at the meeting must submit their proposal to the Corporation by May 3, 2004.

                               DIRECTORS' APPROVAL

         The contents and the sending of this Circular have been approved by the Board of Directors of the Corporation.

DATED as of the 1st day of August, 2003.

                                    [GRAPHIC]

                                Craig C. Thorburn
                               Corporate Secretary

                                   SCHEDULE A
                         RESOLUTION OF THE SHAREHOLDERS
                      OF GEAC COMPUTER CORPORATION LIMITED
                               (THE "CORPORATION")
                APPROVAL OF NEW 2003 EMPLOYEE STOCK PURCHASE PLAN

         BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. Subject to the approval of the Toronto Stock Exchange, the Corporation's new 2003 Employee Stock Purchase Plan (the "New ESPP"), as summarized in the attached Management Proxy Circular, be and the same is hereby approved.

2. Notwithstanding the approval of the New ESPP by the shareholders of the Corporation, the Board of Directors of the Corporation be and is hereby authorized at any time to terminate or refrain from implementing the New ESPP if the directors determine such action to be in the best interests of the Corporation.

3. Any director or officer of the Corporation be and is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to these resolutions.

                                   SCHEDULE B
                         RESOLUTION OF THE SHAREHOLDERS
                      OF GEAC COMPUTER CORPORATION LIMITED
                               (THE "CORPORATION")
                 APPROVAL OF THE RECONFIRMATION AND AMENDMENT OF
                     THE SHAREHOLDER PROTECTION RIGHTS PLAN

         BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The shareholder protection rights plan of the Corporation be continued and the Amended and Restated Shareholder Protection Rights Agreement to be made as of September 10, 2003 between the Corporation and Computershare Trust Company of Canada (the "Rights Agent"), which amends and restates the Shareholder Protection Rights Agreement dated as of March 15, 2000 between the Corporation and the Rights Agent (the "Original Plan") and continues the rights issued under the Original Plan, be and it is hereby ratified, confirmed and approved.

2. Any director or officer of the Corporation be and is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to these resolutions.

                                   SCHEDULE C
                     SPECIAL RESOLUTION OF THE SHAREHOLDERS
                      OF GEAC COMPUTER CORPORATION LIMITED
                               (THE "CORPORATION")
                 AMENDMENT TO THE ARTICLES OF THE CORPORATION TO
                CHANGE THE NAME OF THE CORPORATION TO "GEAC INC."

         BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The Corporation amend its articles to change the name of the Corporation to "Geac Inc.".

2. Notwithstanding the approval of the change of the name of the Corporation by the shareholders of the Corporation, the Board of Directors of the Corporation be and is hereby authorized to withdraw any documentation implementing such change of name at any time prior to the endorsement of the certificate on the Articles of Amendment if the directors determine such action to be in the best interests of the Corporation.

3. Any director or officer of the Corporation be and is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to these resolutions.

                                   APPENDIX A
                              AMENDED AND RESTATED
                   SHAREHOLDER PROTECTION RIGHTS PLAN SUMMARY

         The following is a summary of the material terms and conditions of the Amended Plan. This summary is qualified by and is subject to the full terms and conditions of the Amended Plan (copies of which are available from the Corporate Secretary of the Corporation or on the Corporation's website, as described in the Circular).

ISSUANCE OF RIGHTS

         One Right (a "Right") was issued for each Common Share outstanding at the Record Time of 5:00 p.m. (Toronto time) on March 15, 2000, the date of implementation of the Original Plan, and one Right was also issued for each Voting Share (which includes the Common Shares and any other shares in or interests of the Corporation entitled to vote generally in the election of directors) issued thereafter prior to the Separation Time (as defined below), subject to the earlier termination or expiration of the Rights as set out in the Amended Plan. Under the Amended Plan, the Rights are simply reconfirmed and the Corporation reconfirms its authorization to continue the issuance of one new Right for each Common Share issued.

EXERCISE PRICE

         Until the Separation Time, the exercise price ("Exercise Price") of each Right is three times the market price, from time to time, of the Common Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per Common Share. The Exercise Price is subject to adjustment as set out in the Amended Plan.

TERM

         If the Amended Plan is confirmed by the shareholders at the Meeting, it will become effective immediately following such approval and remain in force until the earlier of the Termination Time (the time at which the right to exercise the Rights shall expire pursuant to the Amended Plan) and the termination of the annual meeting of the shareholders in the year 2006, unless prior to such meeting the Independent Shareholders ratify the continued existence of the Amended Plan, in which case the Amended Plan would expire at the earlier of the Termination Time and the termination of the annual meeting in 2009.

TRADING OF RIGHTS

         Until the Separation Time, the Rights will be evidenced by the certificates representing the associated Common Shares and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of Voting Shares (other than any shareholder or group of shareholders making a take-over bid) as of the Separation Time and such separate Rights certificates alone will evidence the Rights. The Rights will be listed on The Toronto Stock Exchange (the "TSX"), subject to the Corporation complying with the requirements of the TSX.

SEPARATION TIME

         The Rights are not exercisable and do not trade separately from their associated Voting Shares until the "Separation Time." The "Separation Time" is the close of business on the tenth trading day after the earlier of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person (as defined below) and
(ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid, each as defined below). The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

ACQUIRING PERSON

         An "Acquiring Person" is a person who is the Beneficial Owner (as defined below) of 20% or more of the outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Corporation and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Pro Rata Acquisition, a Permitted Bid Acquisition, an Exempt Acquisition or a Convertible Security Acquisition. In general:

         (i) a "Voting Share Reduction" means an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares beneficially owned by such person to 20% or more of the Voting Shares then outstanding;

         (ii) a "Pro Rata Acquisition" means an acquisition of Voting Shares and/or Convertible Securities as a result of a stock dividend, a stock split, a dividend reinvestment plan, or a rights offering issued on the same pro rata basis to all the holders of a series or class of Voting Shares;

         (iii) a "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

         (iv) an "Exempt Acquisition" means an acquisition of Voting Shares and/or Convertible Securities in respect of which the Board of Directors has waived the application of the Amended Plan or which was made pursuant to a distribution to the public of Voting Shares and/or Convertible Securities made pursuant to a prospectus or a securities exchange take-over bid circular or a distribution by way of a private placement by the Corporation; and

         (v) a "Convertible Security Acquisition" means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

         Also excluded from the definition of Acquiring Person are underwriters or banking group or selling group members acting in connection with a distribution of securities and any "Grandfathered Person" (generally, any person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the date of the Amended Plan). To the Corporation's knowledge, there are no Grandfathered Persons.

BENEFICIAL OWNERSHIP

         In general, a person is deemed to "Beneficially Own" securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the Amended Plan. Included are holdings by the person's "Affiliates" (generally, a person that controls, is controlled by, or under common control with another person) and "Associates" (generally, relatives sharing the same residence). Also included are securities that the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business). A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with whom the person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares.

EXCLUSIONS FROM THE DEFINITION OF BENEFICIAL OWNERSHIP

         The definition of "Beneficial Ownership" contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for institutional shareholders acting in the ordinary course of business. These exemptions apply to (i) an investment or mutual fund manager ("Manager") which holds securities in the ordinary course of business in the performance of its duties for the account of any other person, including non-discretionary accounts held on behalf of a client by a broker dealer or dealer registered under applicable law (a "Client"); (ii) a licensed trust company ("Trust Company") acting as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and which holds such security in the ordinary course of its duties for such accounts;
(iii) a Crown agent or agency (a "Crown Agent"), (iv) a person established by statute (a "Statutory Body"), the ordinary business or activity of which includes the management of investment funds for employee benefit plans, pension plans and insurance plans of various public bodies, and (v) the administrator ("Administrator") of one or more pension funds or plans (a "Plan") registered under applicable law. The foregoing exemptions apply only so long as the Manager, Trust Company, Crown Agent, Statutory Body, Administrator or the Plan is not then making or has not then announced an intention to make a take-over bid, other than an offer to acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions. Also, a person will not be deemed to "Beneficially Own" a security because such person (i) is a Client of the same Manager, has an Estate Account or an Other Account with the same Trust Company, or is a Plan with the same Administrator as another person or Plan on whose account the Manager, Trust Company or Administrator, as the case may be, holds such security; or (ii) is a Client of a Manager, Estate Account, Other Account or Plan, and the security is owned at law or in equity by the Manager, Trust Company or Administrator, as the case may be. A person will not be deemed to "Beneficially Own" any securities that are the subject of a Permitted Lock-up Agreement. A "Permitted Lock-Up Agreement" is an agreement between a person and one or more holders of Voting Shares and/or Convertible Securities (each a "Locked-up Person") (the terms of which are publicly disclosed and reduced to writing and a copy of which is made available to the public (including the Corporation) not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the business day following the date of such agreement), pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares and/or Convertible Securities to a take-over bid (the "Lock-up Bid") made or to be made by the person or any of such person's Affiliates or Associates or any other person referred to in the definition of Beneficial Owner, provided that:

         (i) the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares and/or Convertible Securities (or both) from the Lock-up Bid in order to tender or deposit such securities to another take-over bid or support another transaction:

                  (A) where the price or value per Voting Share or Convertible Security offered under such other take-over bid or transaction is higher than the price or value per Voting Share or Convertible Security offered under the Lock-up Bid; or

                  (B) if (a) the price or value per Voting Share or Convertible Security offered under the other take-over bid or transaction exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value per Voting Share or Convertible Security offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Voting Share or Convertible Security offered under the Lock-up Bid; or (b) the number of Voting Shares and/or Convertible Securities to be purchased under the other take-over bid or transaction exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares and/or Convertible Securities that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Voting Share or Convertible Security that is not less than the price or value per Voting Share or Convertible Security offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares and/or Convertible Securities offered under the Lockup Bid; and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such person an opportunity to match a higher price in another take-over bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares and/or Convertible Securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares and/or Convertible Securities during the period of the other take-over bid or transaction; and

         (ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

                  (A) the cash equivalent of 2.5% of the price or value payable under the Lock-up Bid to a Locked-up Person; and

                  (B) 50% of the amount by which the price or value payable under another take-over bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares and/or Convertible Securities to the Lock-up Bid, or withdraws Voting Shares and/or Convertible Securities previously tendered thereto in order to tender to another take-over bid or support another transaction.

FLIP-IN EVENT

         A "Flip-In Event" occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board of Directors (see "Waiver," below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person or a transferee of such a person, which Rights will become null and void) shall constitute the right to purchase from the Corporation, on payment of the Exercise Price, Common Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

PERMITTED BID AND COMPETING PERMITTED BID

         A take-over bid will not trigger a Flip-In Event if it is a Permitted Bid or Competing Permitted Bid. A "Permitted Bid" is a take-over bid made by way of a take-over bid circular to all holders of Voting Shares and which complies with the following additional provisions:

         (i) no Voting Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on a date which is not less than 60 days following the date of the take-over bid;

         (ii) unless the take-over bid is withdrawn, Voting Shares may be deposited pursuant to the take-over bid at any time prior to the close of business on the date of first take-up or payment for Voting Shares and all Voting Shares deposited pursuant to the take-over bid may be withdrawn at any time prior to the close of business on such date;

         (iii) more than 50% of the then outstanding Voting Shares held by Independent Shareholders (as defined in the Amended Plan) must be deposited to the take-over bid and not withdrawn at the close of business on the date of first take-up or payment for Voting Shares; and

         (iv) in the event that more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the take-over bid and not withdrawn as at the date of first takeup or payment for Voting Shares under the take-over bid, the Offeror will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

         A Competing Permitted Bid is a take-over bid that is made after a Permitted Bid has been made but prior to its expiry, and that satisfies all the requirements of a Permitted Bid as described above, except that a Competing Permitted Bid is only required to remain open until a date that is not less than the later of 35 days after the date of the take-over bid constituting the Competing Permitted Bid and 60 days after the date of the take-over bid of the prior bid.

REDEMPTION

Redemption of Rights on Approval of Holders of Voting Shares and Rights. With the prior consent of the holders of Voting Shares or Rights, the board of directors may at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right (the "Redemption Price"), subject to adjustment for anti-dilution as provided in the Amended Plan.

Deemed Redemption. If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has deemed to have waived the application of the Amended Plan consummates the acquisition of the Voting Shares, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

Redemption of Rights on Withdrawal or Termination of Bid. Where a take-over bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the Amended Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred.

WAIVER

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. With the prior consent of the holders of Voting Shares the Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares or by inadvertence when such inadvertent Acquiring Person has then reduced its holdings to below 20%, waive the application of the Amended Plan to such Flip-In Event.

Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids. The Board of Directors may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the Amended Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the Amended Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the Amended Plan in respect of any other Flip-In Event occurring by reason of such any take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the take-over bid for which a waiver is, or is deemed to have been, granted.

Waiver of Inadvertent Acquisition. The Board of Directors may waive the application of the Amended Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the Amended Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

SUPPLEMENTS AND AMENDMENTS

         The Corporation may make changes to the Amended Plan prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the Amended Plan as a result of any change in any applicable legislation, rules or regulation without the approval of the holders of the Voting Shares or Rights. The Corporation may also make changes to the Amended Plan prior to the Meeting without the approval of the holders of the Voting Shares or the Rights. The Corporation may, with the approval of the holders of Voting Shares, at any time after the Meeting but prior to the Separation Time, make changes to or rescind any of the provisions of the Amended Plan and the Rights (whether or not such action would materially adversely affect the interest of the holders of Rights generally). The Corporation may, with the approval of the holders of Rights, at any time after the Separation Time, make changes to or rescind any of the provisions of the Amended Plan and the Rights (whether or not such action would materially adversely affect the interest of the holders of Rights generally).

ANTI-DILUTION ADJUSTMENTS

         The Exercise Price of a Right, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding, will be adjusted in certain events, including:

         (i) if there is a dividend payable in Common Shares or Convertible Securities (other than pursuant to any optional stock dividend program) on the Common Shares, or a subdivision or consolidation of the Common Shares, or an issuance of Common Shares or Convertible Securities in respect of, in lieu of or in exchange for Common Shares; or

         (ii) if the Corporation fixes a record date for the distribution to all holders of Common Shares of certain rights or warrants to acquire Common Shares or Convertible Securities, or for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than regular periodic cash dividends or stock dividends payable in Common Shares) or rights or warrants.

                                   APPENDIX B
                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

                                               DOES THE
                                              CORPORATION
TSX CORPORATE GOVERNANCE GUIDELINES             ALIGN?                        CORPORATE GOVERNANCE PRACTICES
 (1) The Board of Directors should               Yes         The Board of Directors is responsible for the stewardship of
     explicitly assume responsibility for                    the business and affairs of the Corporation, and reviews,
     stewardship of the corporation, and as                  discusses and approves various matters related to the
     part of the overall stewardship                         Corporation's operations, strategic direction and
     responsibility, should assume                           organizational structure to ensure that the best interests
     responsibility for the following                        of the Corporation and its stakeholders are being served. In
     matters:                                                so doing, the Board of Directors oversees the conduct of the business and supervises management, which is responsible
                                                             for the day-to-day operation of the business. The Board has established a grant of authority that prescribes the limits management's of authority beyond which Board approval must be obtained. The Board of Directors meets at regular quarterly intervals throughout the year. Additional meetings are held depending upon opportunities or issues to be dealt with by the Corporation from time to time. During the year ended
                                                             April 30, 2003, the Board of Directors held eighteen
                                                             meetings.

     (a)      adoption of a strategic             Yes        The President and Chief Executive Officer, with the active
              planning process;                              involvement of the Board of Directors, is responsible for
                                                             ensuring that there are long-term goals and a strategic
                                                             planning process in place for the Corporation. The Board
                                                             of Directors has developed formal guidelines including the requirement that the Board approves all acquisitions with a purchase price in excess of $5 million. In addition,
                                                             the Board reviews, at each regular quarterly meeting, each acquisition not requiring formal Board approval that has
                                                             transpired during the previous quarter or is under active
                                                             consideration. A budget for each fiscal year is reviewed
                                                             and approved by the Board. Updates on industry trends,
                                                             product strategies, new product developments, major new
                                                             business and specific problems or action plans are presented by management and discussed as part of a management
                                                             report at each regular quarterly Board meeting. On an annual basis, the Board of Directors and management meet together for a strategic planning session, where the Board of Directors reviews and approves a strategic plan. On an on-going basis, the Board of Directors monitors management's success in
                                                             implementing the strategies set out in the plan and provides guidance and judgment with respect to the evolving strategic plan.

     (b)      the identification of the          Yes         The Board of Directors, through its Committees and as a
              principal risks of the                         whole, has a mandate to ensure that there are in place
              corporation's business and                     systems effectively to monitor and manage business risks,
              ensuring the implementation of                 with a view to the long-term viability of the Corporation.
              appropriate systems to manage                  By means of the strategic planning process, the internal
              these risks;                                   audit function and regular Board meetings, the Board
                                                             identifies and reviews with management the principal business risks and receives a report of management's assessment of and proposed responses to those risks as they develop to ensure that all risks are being appropriately managed. The Audit
                                                             Committee oversees the implementation and monitoring of
                                                             systems put in place to deal with those risks.

     (c)      succession planning, including     Yes         The Board assists in identifying the skill sets necessary
              appointing, training and                       for management personnel planning and succession. The
              monitoring senior management;                  Chairman and the President and Chief Executive Officer
                                                             review management succession and development with the Board as part of the annual compensation review. As appropriate, the
                                                             Board will provide recommendations to the Chairman and the
                                                             President and Chief Executive Officer on the addition of senior
                                                             Officers. While the responsibility for direct training has traditionally been left to senior management, the Board
                                                             satisfies itself that the necessary levels of skill and
                                                             experience exist when reviewing and making appointments. There is regular discussion between the Board, the Human Resources and
                                                             Compensation Committee, the Chairman and the President and Chief
                                                             Executive Officer with respect to the performance of the
                                                             President and Chief Executive Officer and senior management in achieving the Corporation's strategic objectives as jointly determined by the Board and management. The Board has a policy setting out what specific matters of a material nature must be brought by the President and Chief Executive Officer and
                                                             management to the Board for its approval. Also, the Corporation maintains a policy of linking compensation at the corporate level to profitability in order to attract, retain and motivate skilled and entrepreneurial management to ensure that management performance bears a direct relationship to level of
                                                             compensation.

     (d)      a communications policy for           Yes      The Board has approved a disclosure policy and has mandated
              the corporation; and                           that management have in place a program to communicate
                                                             effectively with the Corporation's shareholders. This includes a clear and consistent explanation of the Corporation's business strategies in its annual report; press releases covering
                                                             significant business activities; information displayed through the Corporation's web site; and extensive presentations at each annual meeting of shareholders which explain the Corporation's business results for the prior year and business objectives and strategies for the future. The Board of Directors is kept
                                                             informed of any material issues of concern raised by
                                                             shareholders and provides direction for action as required.

     (e)      the integrity of the                   Yes     The Board, through the Audit Committee, has mandated that
              corporation's internal control                 effective systems be in place to monitor the integrity of
              and management information                     the Corporation's internal control and management
              systems.                                       information systems. The Board of Directors and the Audit
                                                             Committee are responsible for the supervision of and the
                                                             reliability of these accounting principles and practices,
                                                             financial reporting and the disclosure practices followed by management. The Audit Committee is responsible for ensuring that management has established an adequate system of internal
                                                             controls and maintains practices and processes to assure
                                                             compliance with applicable laws. During the fiscal year ended
                                                             April 30, 2003, the Board of Directors established an internal audit function. The Director of Internal Audit reports to the
                                                             Chairman of the Audit Committee.

 (2) The Board of Directors should be               Yes      If the shareholders approve the nominees proposed for
     constituted with a majority of                          election as Directors of the Corporation at the Meeting, the
     individuals who qualify as "unrelated"                  Board of Directors will consist of eight (8) members. In the
     Directors (independent of management                    opinion of the Board of Directors, seven (7) of the eight
     and free from conflicting interest). If                 (8) members of the proposed Board will qualify as
     the corporation has a significant                       "unrelated" Directors. The Corporation does not have a
     shareholder, in addition to a majority                  significant shareholder within the meaning of the TSX
     of unrelated Directors, the board                       Guidelines.
     should include a number of Directors
     who do not have interests in or
     relationships with either the
     corporation or the significant
     shareholder and which fairly reflects
     the investment in the corporation by
     shareholders other than the significant
     shareholder. A significant shareholder
     is a shareholder with the ability to
     exercise a majority of the votes for
     the election of the Board of Directors.

 (3) The Board of Directors will assess and         Yes     Seven (7) of the eight (8) Directors on the Board, being
     disclose on an annual basis (i) whether                 Messrs. Allen, Friend, Jespersen, MacDonald, Marvin, Nelson
     the Board of Directors has a majority                   and Sillcox, are viewed by the Board of Directors as
     of unrelated Directors, or, in the case                 unrelated Directors, since their respective relationships to
     of a corporation with a significant                     the Corporation are independent of management and free from
     shareholder, whether the Board is                       any interest and any business or other relationship which
     constituted with the appropriate number                 could, or could reasonably be perceived to, materially
     of Directors which are not related to                   interfere with or compromise each Director's ability to act
     either the corporation or the                           with a view to the best interests of the Corporation, other
     significant shareholder, and (ii) the                   than interests arising from shareholding. Mr. Jones,
     analysis of the application of the                      President and Chief Executive Officer, is an inside Director
     principles supporting this conclusion.                  (i.e., a Director who is an Officer and/or employee of the
                                                             Corporation or any of its affiliates) and is, by definition, a related Director.

                                                             Except as set out above, during the fiscal year 2003, unrelated
                                                             Directors and their associates: (i) were not employees of the
                                                             Corporation or its subsidiaries, (ii) did not have a business relationship with the Corporation, and (iii) have not received remuneration from the Corporation or its subsidiaries (other than Directors' remuneration), which, in the case of (ii) or
                                                             (iii), could reasonably be considered materially to interfere with the Director's ability to act in the best interests of the
                                                             Corporation, and consequently are considered to be "unrelated"
                                                             to the Corporation.

 (4) The Board of Directors should appoint a        Yes      The Board of Directors appointed members to the Corporate
     committee of Directors, composed                        Governance Committee, which, among other things, has the
     exclusively of outside, i.e.                            mandate to recommend qualified candidates for nominees to
     non-management, Directors, a majority                   the Board of Directors, to review annually the credentials
     of whom are unrelated Directors, with                   of nominees for re-election and to ensure qualifications are
     the responsibility for proposing new                    maintained. The current members of the Corporate Governance
     nominees to the Board of Directors and                  Committee are Thomas I.A. Allen, Q.C., William G. Nelson and
     for assessing Directors on an ongoing                   Robert L. Sillcox, all of whom are outside and unrelated
     basis.                                                  Directors. Mr. Charles Jones, the Executive Chairman of the
                                                             Corporation during fiscal 2003, was a member of the Committee in fiscal 2003. He ceased to be a member of the Committee upon his appointment as President and Chief Executive Officer of the
                                                             Corporation in July of 2003. During the period that Mr. Jones was a member of the Corporate Governance Committee, he abstained from meetings relating to prospective board nominees. The
                                                             Corporate Governance Committee held five meetings during the fiscal year ended April 30, 2003.

 (5) The Board of Directors should implement        Yes      The Corporate Governance Committee has developed a process
     a process to be carried out by the                      by which the effectiveness of the Board, its committees and
     nominating committee or other                           individual Directors is reviewed by the Committee Chairman
     appropriate committee for assessing the                 and the Chairman of the Board of Directors.
     effectiveness of the Board of Directors
     as a whole, its committees and the
     contribution of individual Directors.

 (6) Every corporation should provide an            Yes      The Corporation considers its orientation and education
     orientation and education program for                   program for new Directors to be an important element of
     new recruits to the Board of Directors.                 ensuring responsible corporate governance. In addition to
                                                             extensive discussions with the Chairman of the Board and the
                                                             President and Chief Executive Officer to assist new Directors in contributing effectively from the commencement of their election by the shareholders, each new member is afforded opportunities to meet with senior management and operational personnel and to visit the Corporation's facilities. Each new member is also provided with extensive background documentation on the
                                                             Corporation and its operations. It is the intention of the Board of Directors that, as and when a new nominee is identified, it will ensure that a full program of orientation and education is provided for the nominee, including (but not limited to)
                                                             provision of a complete corporate history, including copies of past minutes of meetings of the Board of Directors, as well as information regarding the Corporation's business and operations.

 (7) Every Board of Directors should examine         Yes     The Corporate Governance Committee and the Board of
     its size, with a view to determining                    Directors as a whole from time to time examine the size of
     the impact of the number upon                           the Board of Directors to ensure that it is the optimum size
     effectiveness, and where appropriate,                   for decision-making. The Board has considered the size of
     undertake a program to reduce the                       the Board and the impact of the number of Directors upon
     number of Directors to a number which                   effectiveness and believes that the current size facilitates
     facilitates more effective                              direct and immediate communication between the Directors and
     decision-making.                                        management and permits individual Directors to involve
                                                             themselves directly in specific matters where their personal inclination or experience will assist the Board and management in dealing with specific issues.

 (8) The Board of Directors should review           Yes      The amount and form of Director compensation is reviewed
     the adequacy and form of the                            periodically by the Human Resources and Compensation
     compensation of Directors and ensure                    Committee, with any resultant recommendations made to the
     the compensation realistically reflects                 full Board of Directors, to ensure that such compensation
     the responsibilities and risk involved                  realistically reflects the responsibilities and risks of
     in being an effective Director.                         being an effective Director. The Human Resources and
                                                             Compensation Committee is composed of three members, all of whom are outside and unrelated Directors. The Human Resources and
                                                             Compensation Committee's mandate includes evaluating the
                                                             performance of the Corporation's executives and making
                                                             recommendations for approval by the Board with respect to the remuneration of the executive Officers of the Corporation. The members of the Human Resources and Compensation Committee are C.
                                                             Kent Jespersen, Pierre MacDonald and Michael D. Marvin. The
                                                             Human Resources and Compensation Committee met a total of five times during the fiscal year ended April 30, 2003.

 (9) Committees of the Board of Directors           Yes      The Board of Directors currently has three committees:
     should generally be composed of outside                 Audit, Corporate Governance, and Human Resources and
     Directors, a majority of whom are                       Compensation. Set out herein is a description of each
     unrelated Directors.                                    Committee, its respective mandate and activities. All of the members of these Committees are outside and unrelated Directors.
                                                             While the Corporation has not established a separate Nominations
                                                             Committee, the responsibility for nominating candidates for election as Directors is within the mandate of the Corporate
                                                             Governance Committee.

(10) The Board of Directors should expressly        Yes      The Corporate Governance Committee of the Board of Directors
     assume responsibility for, or assign to                 ensures that an effective and efficient approach to
     a committee of Directors, general                       corporate governance of the Corporation is developed and
     responsibility for developing the                       implemented. The Corporate Governance Committee assesses the
     corporation's approach to governance                    effectiveness of corporate governance and makes
     issues.                                                 recommendations to the full Board of Directors. The Corporate
                                                             Governance Committee's mandate includes: reviewing, examining and reporting on corporate governance issues in accordance with
                                                             TSX requirements; identifying and proposing new nominees to the
                                                             Board; and ensuring that the Board has implemented an
                                                             appropriate orientation program for new recruits to the Board to familiarize them with the Corporation.

(11) The Board of Directors, together with           Yes     The Board of Directors has established a mandate and
     the Chief Executive Officer, should                     position description that outlines the Board's obligations
     develop position descriptions for the                   in respect of its strategic planning process, risk
     Board of Directors and for the Chief                    management, corporate communications and integrity and
     Executive Officer, including the                        control of internal management systems.
     definition of the limits to
     management's responsibilities. The
     Board of Directors should approve or
     develop the corporate objectives which
     the Chief Executive Officer is
     responsible for meeting.

                                                             Management is responsible to the Board of Directors for the day-to-day operations of the Corporation and for the
                                                             implementation of approved corporate objectives and strategic business plans within the context of authorized budgets,
                                                             specific delegations of authority for various matters and
                                                             corporate policies and procedures. Management is expected to report regularly to the Board of Directors in a comprehensive, accurate and timely fashion on the business and affairs of the
                                                             Corporation. Any responsibility that is not delegated to senior management or to a committee of the Board of Directors remains with the Board.
                                                             The Board of Directors sets objectives for the President and
                                                             Chief Executive Officer and reviews performance against those objectives at least annually. These objectives include the general mandate to implement the approved corporate objectives and the strategic business plan. Additional information is provided above in reference to Guideline (1).

(12) The Board of Directors should have in          Yes      The positions of Chairman of the Board and Chief Executive
     place appropriate structures and                        Officer are held by different individuals. Unrelated
     procedures to ensure that the Board of                  Directors may meet independently of management when needed
     Directors can function independently of                 and will ask management directors to excuse themselves from
     management.                                             Board meetings when determined to be appropriate by the
                                                             unrelated Directors.

(13) The audit committee of the Board of             Yes     The Audit Committee of the Board of Directors is composed of
     Directors should be composed only of                    five (5) members, all of whom are outside and unrelated
     outside Directors and should have (i)                   Directors.
     specially defined roles and
     responsibilities; (ii) direct
     communication channels with the
     internal and external auditors; and
     (iii) duties that include oversight
     responsibility for management reporting
     on internal control.

                                                             The Audit Committee assists the Board of Directors in fulfilling its responsibilities for the Corporation's accounting and
                                                             financial reporting practices by reviewing the quarterly and annual consolidated financial statements, reviewing the adequacy of the system of internal controls, reviewing any relevant accounting, financial and securities regulatory matters,
                                                             reviewing the management of corporate risks and recommending the appointment of external auditors. The Audit Committee also facilitates communication between the Board of Directors and the
                                                             Corporation's external auditors. The Audit Committee meets quarterly with management and separately, with or without
                                                             external auditors, as required. The Audit Committee has direct communication with both internal and external auditors.
                                                             The members of the Audit Committee are Thomas I.A. Allen, Q.C., C.
                                                             Kent Jespersen, Pierre MacDonald, William G. Nelson and Robert
                                                             L. Sillcox. The Audit Committee held eight meetings in fiscal year 2003.

(14) The Board of Directors should implement        Yes      Committees of the Board or individual outside Directors may
     a system which enables an individual                    seek independent outside advice at the expense of the
     Director to engage an outside advisor                   Corporation after first notifying the Chairman of the Board
     at the corporation's expense, in                        or the Board as a whole. No prior approval is required.
     appropriate circumstances.

                        QUESTIONS AND FURTHER ASSISTANCE

         If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact Georgeson Shareholder Communications Canada Inc., the Corporation's proxy solicitation agent, at:

                                    [GRAPHIC]

                            66 Wellington Street West
                             TD Tower -- Suite 5210
                             Toronto Dominion Centre
                            Toronto, Ontario M5K 1J3

                                Toll-Free Number:

                                 1-866-261-2557